
Mail Stop 3561

December 5, 2017

Scott M. Colosi
President and Chief Financial Officer
Texas Roadhouse, Inc.
6040 Dutchmans Lane
Louisville, KY 40205

  Re: **Texas Roadhouse, Inc.**
    Form 10-K for Fiscal Year Ended December 27, 2016
    Filed February 24, 2017
    File No. 000-50972

Dear Mr. Colosi:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

1. Please include in this filing and, as appropriate, other periodic filings and earnings releases in Form 8-K a reconciliation of the non-GAAP measure "restaurant margin" to the comparable GAAP measure, such as "income from operations" presented in your statement of income, pursuant to Item 10(e)(1)(i)(B) of Regulation S-K. It appears this non-GAAP measure is not indicative of overall company performance and profitability in that this measure does not accrue directly to the benefit of shareholders due to the nature of the costs (depreciation and amortization, general and administrative, and preopening costs) excluded from the measure.   The indicated reconciliation appears to be more representative of the measure as a restaurant level contribution to your results, rather than a reconciliation to net income which is an overall company measure.

2. In regard to "restaurant margin," please provide disclosure explaining all of the costs within income from operations in addition to depreciation and amortization that are

excluded from the measure and the reason for their exclusion. Your disclosure should also explain the limitations on the usefulness of this measure to emphasize that the excluded costs support the operations of your restaurants.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Theresa Brillant at 202-551-3307 or Doug Jones at202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure